

INVEST IN **STRIDE DEVELOPMENT PBC**

Housing as a Platform: Healthy, Affordable, Community-Focused, Future-Proof

stridehousing.com Saint Paul Minnesota

B2B | Minority Founder | Real Estate | Sustainability | Infrastructure & Construction

Highlights

1. Create housing that people can afford
2. Build housing that lowers the cost of housing, utilities, healthcare, childcare, and transportation

3. Design buildings that are future- and inflation-proof because of low carbon and energy operations

4. Lower energy use, pollution, and bills by up to 90%

5. Improve indoor air quality and health outcomes

6. Create public benefits: making life affordable, future- and inflation-proof.

7. Start a company that collaborates and plans with community

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Our Team



Tyrone Grandstrand CEO and Founder

CEO and Founder of Stride Development. Has over 15 years of experience in affordable housing development and finance, and government relations, including serving as an elected city council member. He was instrumental in creating two non-profit Community Land Trusts, and has provided technical assistance to dozens of organizations and communities around how to develop affordable, high performance, low-carbon housing. He holds three bachelor degrees, and an M.S. In Public Policy focusing on affordable housing development, finance, and policy.



Joseph Frewer Founder & Real Estate Developer

Joseph Frewer is Stride Development's lead developer. He is also a Real Estate Development Director at Project Renewal, and he previously held the position of Director of Property Development at the Center for Urban Community Services (CUCS) in New York City. He has led the construction and rehabilitation of affordable and supportive housing and shelter projects from inception and predevelopment through construction completion and conversion. During his time at CUCS, he hired, led, and oversaw associate staff and consultants to originate, coordinate, and implement all aspects of the agency's property development,

including tax credit projects and joint ventures. He played an important role in collaboration efforts with asset management teams to transition projects after opening.



Jason Nguyen Founder

Jason Nguyen is a founder at Stride Development. At Stride, Jason serves as Director of Public Relations and research economist. He was a former teacher of Mindfulness Based Philosophy and applied ethics under Zen Master Thich Nhat Hanh at the European Institute of Applied Buddhism and Institute of Buddhist Studies in Plum Village, France. During this time at the two institutes, he focused on giving mindfulness courses for students at Brown University, Dartmouth College, Harvard University, MIT, Yale University, and the School for Ethics and Global Leadership to name a few. He facilitated and organized applied mindfulness ethics courses at Google, Facebook, and Salesforce. He also helped Plum Village collaborate with the Faith and Politics Institute and the US Institute of Peace to bring applied ethics philosophy to Congressional Leadership Development. Since then, he has pursued a Master's in Economics at Bard College. He is currently a business management consultant for various hospitality establishments in New York City, a web and graphic designer for 360 campaigns, and an event curator and organizer. At Stride, Jason is the Director of Marketing and Finance, and serves on the development team.



Safia Gelle Founder

Safia Gelle is a founder at Stride Development and brings her dual experience in both the public and private sector to assist in all aspects of the development process. Previously, Safia was an Analyst at Morgan Stanley's WM division. She also worked in Congress, where she focused on housing policy. Safia attended Columbia University in the City of New York where she majored in Neuroscience and Urban Studies



Catherine McGath Founder

Cathy McGath is a founder at Stride Development. She managed government funding contracts at one of the Henry Street Settlement's permanent supportive housing residences in New York City. Cathy created a leadership development program to train participants to effectively communicate with team members and the public, to build trust and buy-in, and to effectively make decisions in high stress environments. Since obtaining her Master's degree in Urban Policy Analysis and Management and before co-founding Stride Development, she was the Associate Director of Editorial of the humanities department at Great Minds, a public benefit corporation that brings teachers and scholars together to craft exemplary instructional materials for kindergarten through grade 12. At Stride, Cathy serves as Director of Communications, is part of the development team focusing on potential project research and selection, and is head of leadership

development.

Pitch


Stride
Development PBC
More Than A Building


Our Vision
Housing is a platform that can be leveraged to enrich, enliven, and empower individuals, families, and communities. While also providing a carbon sink by building **beyond net-zero**.
Everyone should have a **stable, healthy, and comfortable** home that they can **afford forever**, without negatively impacting future generations.

Housing should **make the basic chores of life easier and faster** to give people time to connect with others, pursue passions, and contribute to community life while making a healthy low-carbon lifestyle automatic.

Problem





36.5 million households struggle to afford basic life necessities because **30% or more of their income goes toward housing costs** alone.

Costs of childcare, transportation, utilities, healthcare, and other necessities contribute to the **crushing financial pressure** on households, families, and individuals.

Problem

Buildings and transportation (production and operation) make up 65% of annual carbon emissions in the USA. High performance housing and smart neighborhood design can substantially reduce carbon emissions from buildings and transportation.




22%
Transportation
28% Building Operations
65%
2022 USA
carbon emissions*
8%
30%
9% Building Materials & Construction
6% Other Construction Industries

Data Source: The UN Environment Programme 2022 Global Status Report for Building and Construction



Solution

We build housing using **innovative design and construction methods** that lower utility costs while reducing embodied and operational carbon, improve residents' health, create safe spaces, and protect the environment.

We **locate housing within walkable range of necessities**. If the neighborhood lacks affordable childcare, a laundromat, a grocery store, etc., we **build in amenities to save residents time and money and to serve the community**.

Taken together, we make housing and life's other necessities **affordable forever**, giving people the time and resources to enrich their lives and the lives of others, while making a low-carbon lifestyle automatic.

Business Model



1
Begin predevelopment
• Land acquisition
• Market study
• Architectural design
2
Break ground on development
3
Complete development
4
Earn developer fee
Allocate 2% of revenue to investors
Reinvested development fees.

Business Growth Model

Years 1-2

1st project completed
- Developer fee earned
- 10% of revenue issued to investors
- Remaining Net revenue re-invested in 2 new projects

Years 3-4

2nd & 3rd projects completed
- Developer fees earned
- 10% of revenue goes to investors
- Remaining Net revenue re-invested in 2 new projects

Years 5-6

4th & 5th projects completed
- Developer fees earned
- 10% of revenue goes to investors
- Remaining Net revenue re-invested in 2 new projects

Years 7-8

6th, 7th, & 8th projects completed
- Developer fees earned
- 10% of revenue goes to investors
- Remaining Net revenue re-invested in 2 new projects

Growth process continues...

Competitive Analysis

	Market-Rate Developers	Affordable Housing Developers	Stride Development
Creates Affordable Housing	⯪ ☆ ☆	★ ★ ☆	★ ★ ★
Builds In Cost-Saving Amenities	☆ ☆ ☆	★ ☆ ☆	★ ★ ★
Uses Innovative Design & Construction Methods	★ ☆ ☆	★ ☆ ☆	★ ★ ★
Has a Scalable Business Model	★ ☆ ☆	⯪ ☆ ☆	★ ★ ★
Locates in Convenient, Walkable, & Thriving Neighborhoods	★ ☆ ☆	★ ☆ ☆	★ ★ ★

* See our white paper for a more detailed explanation of the comparison between our model and the broader categories of market-rate developers and affordable housing developers.


Traction
Momentum for Stride Development
Expected Revenue from Current Projects
$900,000
from co-development and fee for service contracts
$5,300,000+
from new development fee

Forward-looking projections cannot be guaranteed.


Fundraising Goals
Minimum: $50,000
Maximum: $950,000

Fundraising Goals

The first $50,000 will fund affordable housing finance application

fees and requirements

Dollars raised over this amount will be allocated towards design and architectural fees, land purchase and related costs, and additional affordable housing finance application fees and requirements. This will allow for pursuing a larger number of projects and improve the success rate of attaining affordable housing financing.

Investment & Return

Investment Raised For Predevelopment		**$50,000**
First Project Cost		$47,536,501
Second Project Cost	+	$36,279,228
Total Cost for Two Initial Projects		$83,815,729

Dollars Leveraged Per Dollar Invested	$1,676
Affordable, low carbon Homes Created	210
Total Development Fees Earned	$9,708,749
Investor Revenue Share Allocated*	**$194,174**

**We will continue to pay investors a share of revenues from future projects until 100% of your principle is returned plus 200% on top. We anticipate the total revenue share will be satisfied after 1-4 completed projects over 3-5 years depending on total funds raised through the round.*

Forward-looking projections cannot be guaranteed.

Your Investment & Return

Your Investment	**$100.00**
Your Revenue Share from Projects 1 & 2 @ 50,000 total raise	$300.00
Your Total Revenue Share	**$300.00**

Your Investment For Predevelopment At	**$10,000.00**
Your Revenue Share from Projects 1 & 2 @ $50,000 total raise	$30,000.00
Your Total Revenue Share	**$30,000.00**

We anticipate your total revenue share will be satisfied after 1-4 completed projects over 3 to 5 years depending upon total raised

Forward-looking projections cannot be guaranteed.


Thanks from Our Team
Safia A. Gelle
Cathy A. McGath
Tyrone P. A. Grandstrand
Jason T. B. Nguyen
Joseph H. Frewer

Downloads

Stride Development Wefunder Revenue Share Calculator - Wefunder Revenue Share Calculator.pdf